FOR IMMEDIATE RELEASE: February 25, 2014	PR 14-04

Atna Increases Reward Gold Resource

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) is pleased to report the results of a newly updated resource and reserve estimate for the permitted Reward Gold Project, Nye County, Nevada. Drilling from 2013 was integrated into the resource model, resulting in an increase of measured and indicated gold resources by 7% to 387,900 contained gold ounces. Inferred resources increased 62% to 106,400 contained ounces. The zones of gold mineralization were extended to the south and southeast of the prior existing reserves and remain open in these directions as well as at depth. The Reward Property’s gold reserves were re-estimated utilizing a $1,300 per ounce gold price and current cost structures. The results of this evaluation are shown in the Year-end 2013 Reserve Table below.

“Our 2013 drilling program at Reward, which consisted of 13 drill holes, had a dramatic project impact for a relatively low capital investment. The resource increased significantly in spite of the lower gold price environment. These results mitigated the impact of the falling gold price and upgraded a significant quantity of material from the inferred to the indicated mineral resource category. Furthermore, the work demonstrated that there continues to be good resource expansion potential. The results justify additional drilling and economic optimization work at Reward, which is already permitted for construction,” states James Hesketh, President and CEO.

Year-end 2013 Gold Resource Summary

Cut-off	12/31/2013			12/31/2012
0.006 oz/ton Au	Short Tons	Grade oz/ton Au	Contained ounces	Short Tons	Grade oz/ton Au	Contained ounces	Change Percent (ozs)
Measured	4,819,000	0.022	105,500	4,692,000	0.023	106,400	-0.8%
Indicated	15,474,000	0.018	282,400	13,363,000	0.019	256,200	10.2%
M & I	20,294,000	0.019	387,900	18,055,000	0.020	362,600	7.0%
Inferred	7,071,000	0.015	106,400	4,757,000	0.014	65,600	62.2%

Cut-off	12/31/2013			12/31/2012
0.21 g/t Au	Metric Tonnes	Grade g/t Au	Contained ounces	Metric Tonnes	Grade g/t Au	Contained ounces	Chang Percent (ozs)
Measured	4,371,700	0.75	105,500	4,256,500	0.79	106,400	-0.8%
Indicated	14,037,800	0.62	282,400	12,122,700	0.65	256,200	10.2%
M & I	18,410,400	0.65	387,900	16,379,200	0.69	362,600	7.0%
Inferred	6,414,700	0.51	106,400	4,315,500	0.48	65,600	62.2%

Year-end 2013 Mineral Reserves – Reward Gold Mine Project

Cut-off	12/31/2013 ($1,300/ounce gold)			12/31/2012 ($1,490/ounce gold)
$>0.01 net value per ton	Short Tons	Grade oz/ton Au	Contained ounces	Short Tons	Grade oz/ton Au	Contained ounces	Change Percent (ozs)
Proven	3,293,500	0.025	83,049	3,810,000	0.024	91,602	-9.3%
Probable	7,437,800	0.022	166,466	8,836,000	0.021	177,645	-6.3%
Proven + Probable	10,731,300	0.023	249,516	12,347,000	0.022	269,248	-7.3%

Cut-off	12/31/2013			12/31/2012
$>0.01 net value per tonne	Metric Tonnes	Grade g/t Au	Contained ounces	Metric Tonnes	Grade g/t Au	Contained ounces	Change Percent (ozs)
Proven	2,987,800	0.86	83,049	3,456,400	0.82	91,602	-9.3%
Probable	6,747,400	0.77	166,466	8,015,900	0.72	177,645	-6.3%
Proven + Probable	9,735,200	0.80	249,516	11,201,000	0.75	269,248	-7.3%

Note: The numbers in the resource and reserve tables above may not precisely add up due to rounding. Cutoff grade is estimated on a net value basis due to variable costs used in estimation.

The updated resource estimate was completed by Mr. Robert L. Sandefur, P.E. of Chlumsky, Armbrust and Meyer LLC, Lakewood, Colorado and independent consulting engineer. Mr. Sandefur’s work incorporates the 2013 drilling data as well as all other project information utilized in previous resource estimates completed by Mr. Sandefur in 2012 (NI 43-101 Technical Report, dated June 29, 2012 and filed on SEDAR). Mr. Sandefur is an independent consulting engineer and Qualified Person, as defined in NI 43-101.

The re-evaluation of the Reward reserves was completed by Michael J. Read of of Chlumsky, Armbrust and Meyer LLC, Lakewood, Colorado and independent consulting engineer. Both Mr. Sandefur and Mr. Read are qualified persons as defined by NI 43-101. Additionally, this press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Registered Member of the Society for Mining, Metallurgy, and Exploration (No. 3069054), a Licensed Geologist and qualified person, as defined in NI 43-101, who has verified the authenticity and validity of the technical information contained within this news release.

For additional information on Atna Resources and the Reward Gold Mine Project, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to potential resource or reserve expansion at the Reward Gold Project. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold deposit modeling, future operating costs at the Reward Gold Mine Project, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining, exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2012 Form 20-F dated March 21, 2013.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com